Pro Forma Financial Statement

To illustrate the earnings potential of Lonesome Producer, LLC, the Issuer is providing a summary of its 5-year financial forecast.  The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| **Platform Sales** | | | | | |
| Theatrical Distribution[1] | $ 2,700,000 | $ - | $ - | $ - | $ - |
| SVOD[2] | $ 3,000,000 | $ 1,200,000 | $ - | $ - | $ - |
| VOD / DVD[3] | $ 1,500,000 | $ 240,000 | $ 120,000 | $ 72,000 | $ 60,000 |
| Foreign Country Sales[4] | $ 1,125,000 | $ 900,000 | $ 150,000 | $ - | $ - |
| US & Foreign Military Bases[5] | $ 150,000 | $ 150,000 | $ 75,000 | $ 25,000 | $ - |
| Airlines[6] | $ - | $ 75,000 | $ - | $ - | $ - |
| **Total Estimated Sales** | **$ 8,475,000** | **$ 2,565,000** | **$ 345,000** | **$ 97,000** | **$ 60,000** |
| Red Sea Media Fees | $ 799,500 | $ 461,700 | $ 62,100 | $ 17,460 | $ 10,800 |
| Accounting / Administrative Fees[7] | $ 120,000 | $ 75,000 | $ 12,000 | $ 5,000 | $ 5,000 |
| **Net Cash Flow** | **$ 2,566,425** | **$ 661,155** | **$ 87,015** | **$ 22,839** | **$ 12,220** |

[1] 500-1000 screens, avg. $3k-$5k/screen for 4 weeks
[2] $500k/month for 6 moths via Apple, Amazon, Cable Cos, etc.; $100k/month for 12 months
[3] $100k DVD sales & $100k/month in VOD via Apple, Amazon & Cable cos for first 6 months; $20k/month in year 2, etc.
[4] 1 film festival, 15 countries, avg. $75k/country; 3 festivals in year 2, 30 countries, avg. $30k/country, etc.
[5] $150k/year for Global License in year 1, $75k/year in year 2, $25k/year in year 3
[6] $75k/year for Global License in year 1
[7] Per amended and restated operating agreement, includes Managers' compensation and projection of reimbursement for all expenses reasonably and personally incurred by the Managers in the performance of their duties